DLA Piper US LLP 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com
Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

March 21, 2007

Via Courier and EDGAR

Karen J. Garnett, Assistant Director

David H. Roberts, Attorney-Advisor
Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561 CF/AD8
Washington, D.C. 20549

Re:	Cornerstone Institutional Growth REIT, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed on March 21, 2007
File No. 333-139704

(Confidential, For Use of the Commission Only)

Dear Ms. Garnett and Mr. Roberts:

On behalf of our client, Cornerstone Institutional Growth REIT, Inc. (the “Company”), a Maryland Corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 1 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 1”).

Amendment No. 1 included revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Terry Roussel of the company dated January 25, 2007 (the “Comment Letter”).  This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four copies of Amendment No. 1, which have been marked to indicate the location of changes from the Company’s initial registration statement filed on December 28, 2006, together with copies of this response letter as filed with the Commission.  The page numbers included in our responses refer to the clean, unmarked version of Amendment No. 1 as filed on EDGAR.

Before responding to the Comment Letter, we would like to explain changes reflected in Amendment No. 1 not prompted by the Comment Letter.

•                  Since the initial filing, the Company modified both its draft Operating Partnership Agreement and Employee and Director Incentive Plan.  The Company revised Amendment No. 1 to reflect these changes. The agreement and the plan will be filed as exhibits as soon as the Forms are finalized. Similarly, we will provide the Staff with filed tax and legal opinions in a future amendment. We understand that the Staff will need an opportunity to review these exhibits prior to effectiveness.

•                  The Company changed its offer price per share from $8.00 per share to $10.00.  So that the offer price would be not more than the price paid for the shares previously issued by the Company to one of its sponsors, on March 8, 2007, the Company effected a reverse stock split of those 125 share previously issued to Terry Roussel at $8.00 per share, so that he now holds 100 shares for which he paid $10.00 per share in November 2006. Similarly, the Company as General Partner of the Cornerstone Institutional Growth Operating Partnership, L.P. (the “operating partnership”) adjusted the $8.00 basis per unit issued to its Advisor and the REIT, so that the operating partnership units were issued at $10.00 per unit.  Please note that no additional consideration was paid for these securities after the filing of the initial registration statement.

•                  The Company intends to name its independent directors in the very near future and will include the appropriate disclosure in the next amendment to the Company’s Form S-11 registration statement.

•                  In order to eliminate the redundancy between the prospectus summary and its question and answer section, the Company put the summary section in a Q&A format and deleted the separate Q&A section.

•                  The Company expanded its liquidity strategy by modifying its proposed stock purchase program to redeem each calendar year up to 10% of the Company’s prior-year outstanding shares utilizing proceeds from the sale of the properties or other sources of funds.

We would also like to note to the Staff that neither the Company nor any broker-dealer has produced any Item 20 of Industry Guide 5 sales literature, but prior to first use, any sales literature will be submitted for Staff review.

Form S-11 Registration Statement

General

1.                                    Please revise to disclose the fiduciary responsibility of the general partner as required by paragraph 6 of Guide 5.

Response:              In response to the Staff’s request, the Company revised the disclosure to clarify that Delaware law provides the ability for general partners, including the Company, to modify their fiduciary duties by contract.  The Company clarified further that its operating partnership agreement will provide that the Company need not take into account the impact on limited partners, including tax consequences, when taking actions believed to be in the Company’s best interest so long as the Company acts in good faith when dealing with the operating partnership and its partners.  Therefore, the Company does not believe that the fiduciary duties owed by its officers’ and directors’ to the Company will come into conflict with the fiduciary duties owed by the Company to the limited partners in the operating partnership.

Prospectus Cover Page

2.                                    The cover page should contain only information required by Item 501 of Regulation S-K or that is key to an investment decision.  Please revise the first paragraph to omit information about the experience of your sponsor and the use of proceeds of this offering.

Response:              Per the Staff’s comment, the Company revised the cover page’s first paragraph to omit the prior experience information of an affiliate of the Company’s advisor.  The Company believes, however, that the summary information stating the purpose of the offering to invest in industrial properties is highly material to an investment decision.

3.                                    Please revise the fourth cover page risk factor to clarify that you have not identified any specific property to purchase with the proceeds of the offering.

Response:              The Company supplemented the cover page risk factors to reflect that the Company has not identified any specific properties for purchase.

4.                              Please revise the last cover page risk factor to briefly identify the affiliated parties, how you are affiliated and to briefly identify the nature of the conflicts.

Response:              In accordance with the Staff’s comment, the Company revised the last cover page risk factor to identify its advisor and dealer manager and describe the control nature of these conflicts.

Prospectus Summary

5.                                    Please limit the summary and the Q&A section to those aspects of the offering and your business that are the most significant to investors and highlight those points in clear, plain language.  Relocate additional information to the body of the prospectus.  For example, disclosure about real estate investments in general and details about your investment and financing strategy are better suited for the Business section of the prospectus.

Response:              Per the Staff’s request, the Company shortened the prospectus summary section by deleting the summary as presented in the initial filing.  The Company’s revised summary is presented in question and answer format. By combining these two sections, the Company eliminated redundancy, while still maintaining those aspects of the offering and business most significant to investors.  Further, per the Staff comment, the Company relocated a substantial portion of the general real estate investment information formerly in the summary to a new section titled, “Investment Objectives and Policies—The Real Estate Market and Our Program.”

6.                                    Please revise to include a separately captioned discussion of conflicts of interest that identifies all persons and entities with conflicts of interests or potential conflicts of interests.  Describe the nature of each person’s affiliation with you and discuss the nature of each conflict identified.  We note the reference to conflicts faced by your officers and directors on page 3 and the discussion of your advisor’s conflicts on page 10.

Response:             As requested by the Staff, the Company consolidated its summary conflict of interest discussion.  The enhanced disclosure is located under the summary section question titled, “What conflicts of interest will you and your affiliates face?”  In this new question and answer, the Company discusses the control and compensatory nature of the potential conflicts among the Company and its officers and directors, its advisor and the dealer manager.

7.                                    We note on pages 67 and 68 that you may invest in mortgage loans and in other real estate-related assets.  Please revise to briefly discuss here, and in more detail in the Investment Objectives and Policies section, the nature of the mortgages or other investments in which you may invest.  Also, disclose whether there are any limitations on the amount that may be invested in each category of investment.

Response:             In response to the Staff’s comment regarding types of assets and allocation limits, the Company deliberated carefully how to best quantify these asset allocation limits prior to revising its disclosure.  The Company revised substantially the text of the summary question titled, “May you invest in anything other than real property.” The answer to the question now states:

Although our goal is to invest all of our net offering proceeds in industrial real estate, we may invest in other types of properties, mortgages or other real estate-related securities.  At present, we expect to use our offering proceeds to acquire at least 50% of our long-term stabilized asset portfolio in core plus properties with the remainder in value-added and opportunistic properties. Our investment objectives and policies also allow us to invest in mortgages and other real estate-related securities such as, first and second mortgages, convertible mortgages, construction loans, bridge loans, loan participations, mezzanine loans and other loans secured by real estate and equity or preferred equity investments in other real estate companies.  Pursuant to our current investment policies, however, we do not expect these potential investments in mortgages and other real estate-related securities to exceed 20% of the value of our long-term stabilized asset portfolio. During the offering and acquisition stages of this offering, we may exceed these intended investment goal asset allocations.  Our board may change our investment policies and criteria at any time.

In a further effort to comply with the Staff’s comment, the Company provided numerous additional risk factors and detail in its “Investment Objectives and Policies” section of the prospectus.

8.                                    On page 76, you state that Cornerstone Industrial Properties, LLC is the sole member of and an affiliate of your advisor.  In this section you state that “[t]he managing member of our advisor is CIP Leveraged Fund Advisors, LLC.”  Please reconcile these disclosures.

Response:              The Company revised its disclosure to reconcile the inconsistency confirming that CIP Leveraged Fund Advisors, LLC is the managing member of the Company’s advisor, CIPLFA Advisors, LLC.

9.                                    Please revise the organizational chart to describe the nature of the affiliation between you and Pacific Cornerstone Capital.

Response:              The Company supplemented its organizational chart to include footnote (1) to include additional disclosure to describe the nature of this affiliation between the Company, the advisor and the dealer manager.

10.                             We note the reference on page 71 to your “taxable REIT subsidiary,” which will be a wholly owned subsidiary of your operating partnership and consolidated into your financial statements for accounting purposes.  Please tell us why the organizational chart does not include this subsidiary or revise as necessary.

Response:             Although the operating partnership has not yet organized any taxable REIT subsidiaries, the Company revised its organizational chart per the Staff’s comment to clarify where such entities would appear within the organization.

11.                             Please revise this section to define the terms “stabilized” and “repositioning,”

Response:              In accordance with the Staff’s comment, the Company revised the second question and answer in the prospectus summary and in the body of the prospectus under “Investment Objectives and Policies” to define these two terms. Specifically, the Company defined “stabilized” properties as those properties that are no longer in the lease-up stage following development or redevelopment and are substantially leased.  When the Company “repositions” a property, it redevelops or employs other asset-management strategies to enhance existing cash flow.

12.                             You state that within five years of your most recent public equity offering your board of directors will take one or more actions to provide enhanced liquidity for your shareholders.  Please revise your disclosure to clarify whether the five years is from the time of this offering or whether the five years restarts every time you conduct a new public equity offering.

Response:              The Company modified its strategy to shorten the timeframe before its board will take one or more actions to enhance liquidity.  The Company revised its disclosure throughout the prospectus to clarify that the five years relating to liquidity commences from the time of this primary offering.

13.                             You state that you intend to acquire a portfolio primarily composed of core plus properties, in addition to some value-added and opportunistic properties.  Please revise to quantify the approximate percentage of your portfolio that you expect each type of property will represent.

Response:              As stated in our response to Staff Comment No. 7, the Company quantified that it will invest at least 50% of its long-term stabilized asset portfolio in core-plus properties with the remainder to be allocated between value-added and opportunistic properties.  The Company also revised this disclosure to disclose that it may invest no more than 20% in mortgages and other real estate-related securities. Per industry practice, the Board may modify these investment policy limitations at any time.

Risk Factors, page 15

14.                             We note on pages 67 and 68 that you may invest in mortgages or other real estate-related assets.  Please revise to include separately captioned risk factors that discuss the risks associated with each of your permitted types of investments and any impact on distributions to investors.  For example, if you may invest in subprime mortgages, mezzanine debt or mortgage-backed securities, please revise to discuss the risks associated with each type of investment.

Response:              In accordance with the Staff’s request, the Company revised its risk factor disclosure to provide additional captions describing the investment risk of mortgages and other real estate-related securities. Please note, however, that the overall materiality of these additional risk factors is mitigated by the Company’s investment policy to limit investments in these types of assets to no more than 20% of its long-term stabilized asset portfolio. The Company notes in the “Investment Objectives and Policies” section of the prospectus that it does not intend to invest in subprime mortgages.

We may use debt financing to acquire properties and otherwise incur other indebtedness .. . ., page 31

15.                             We note this risk factor and the risk factor entitled We may incur mortgage indebtedness and other borrowings which debt increases our risk of loss due to foreclosure, contain repetitive disclosure.  Please combine these risk factors and eliminate all repetitive disclosure.

Response:              The Company merged these two risk factors into one to avoid the repetitive disclosure.

Estimates Use of Proceeds, page 37

16.                             In footnote 4 on page 38, you state that you are assuming no acquisition fees for purposes of your dividend reinvestment plan offering proceeds.  Please tell us why you are assuming that there are no acquisition fees associated with the dividend reinvestment plan offering proceeds.

Response:              In response to the Staff’s comment, the Company revised footnote (8) to the Estimated Use of Proceeds table to clarify that it intends to use the proceeds from the distribution reinvestment plan for purposes other than acquiring investments in real estate, such as the repurchase of the Company’s shares or for working capital.

Management, page 39

17.                             Please revise your description of Mr. Roussel’s and Mr. Peterson’s business experience to briefly describe their experience during the last five years.  Refer to Item 401(e) of Regulation S-K.

Response:              The Company revised its disclosure to clarify that since 1989, Mr. Terry Roussel has served as the President, Chief Executive Officer, a Director and the majority shareholder of Cornerstone Ventures, Inc., an affiliate of our advisor. The Company has also revised its disclosure to clarify that Mr. Roussel is responsible for strategic planning and policy.  Therefore, the Company believes that this enhanced disclosure covers Mr. Roussel’s business experience during the last five years.  In response to the second portion of the Staff’s comment, the Company revised Mr. Robert Peterson’s biographical summary to include his business experience between 2003 and the end of 2005.  The Company disclosed from November 2003 through September 2005, Mr. Peterson was a principal with RCP Realty Advisors, a private real estate investment firm that acquired properties on behalf of high net worth individuals.

Employee and Director Long-Term Incentive Plan, page 44

Distribution Equivalent Rights, page 45

18.                             Please revise to note whether the issuance of distribution equivalent rights will reduce the number of shares of your common stock available for issuance under the Employee and Director Long-Term Incentive Plan.

Response:              The Company revised its disclosure to confirm that any issuance of distribution equivalent rights would not reduce the number of shares of common stock available under the Company’s Plan.

Director Option Grants for Non-Employee Directors, page 45

19.                             You state that you “expect to issue non-qualified stock options to purchase 10,000 shares of common stock to each of our directors who are not employees of our  advisor or its affiliates pursuant to this plan.”  Please revise to note whether there is an agreement in place with your directors regarding the options.

Response:              The Company advises the Staff that there are no formal agreements or informal arrangements in place with any directors to issue such options.

Our Advisor, page 47

20.                             On page 1, you state that your real estate investments are expected to include properties under construction or in need of re-development, new development properties, and undeveloped land.  Please disclose whether there is currently an affiliate of your advisor that performs development activities or if the advisor or its affiliates have plans to form such an entity.

Response:              Currently, there are no affiliates of the Company’s advisor that perform development activities.  However, the advisor’s affiliates currently employ personnel with such relevant development experience.  In the future, the advisor may form a development affiliate to provide these services or hire third-party developers.

Management Compensation, page 50

21.                             We note the statement that you have no paid employees at the present time.  Considering that each of your executive officers joined the company in 2006, please disclose all compensation received in fiscal 2006, as required by Item 402 of Regulation S-K.  In addition, we note disclosure on page 40 indicating that the compensation committee will determine compensation of your executives.  Please revise the disclosure to clarify whether your executive officers will receive compensation in the future.

Response:              In 2006, the Company did not pay any of its executive officers and holds no present intent to pay any of its executive officers in cash or equity in the near future.  The Company does not intend to hire any employees in the future.  Should the Company’s Board determine that it desires to compensate its executive officers in cash or equity incentives under the Employee and Director Long-Term Incentive Plan, the Compensation Committee, once selected, would determine the compensation amount.

Our Advisor’s Interests in Other Real Estate Programs

General, page 59

22.                             You state that “affiliates of our advisor have sponsored eight private real estate programs with substantially identical investment objectives as ours...”  On page 76, you state that the eight private real estate programs “presented greater risk to the investors and their investment objectives were different from ours in this respect.”  Please reconcile these disclosures.

Response:              The Company revised its prior performance summary disclosure to reconcile these statements.  Although the eight prior private programs invested in value-added properties only and the Company intends to invest in core plus, value-added and opportunistic properties, the eight programs held similar investment objectives to the current program.  Both the eight prior private programs and the Company’s current program intend to focus on capital growth appreciation and current income.

Certain Conflict Resolution Procedures

Term of Advisory Agreement, page 62

23.                             Please revise to quantify the amount of the subordinated performance fee that is due to the advisor upon termination of the advisory agreement and briefly describe the material terms of the interest-bearing promissory note.  Also, please revise to clarify whether the advisor is entitled to receive this fee if the advisor, rather than the independent directors, decides to terminate the agreement.

Response:              Following the Company’s initial filing, it modified its subordinate performance fee due upon termination of the advisor. The revised disclosure quantifies this three-tier cumulative fee. In addition, the Company modified its summary management compensation table to include the relevant modified fee disclosure.

Prior Performance Summary, page 83

24.                             It appears that an affiliate of your advisor sponsored another public program, Cornerstone Core Properties REIT, Inc., which commenced its offering in 2005.  Please include a description of this program in the prior performance summary.

Response:              In response to the Staff’s request, the Company included a brief description of the public program, Cornerstone Core Properties REIT, Inc.

25.                       In the first paragraph, you state that “Cornerstone affiliates have profitably completed the investment cycle for 8 prior funds which have invested in multi-tenant industrial real estate.”  Please revise to define the term “profitably completed.”

Response:              The Company revised its disclosure to define “profitably completed” for the investment cycle to mean that the eight prior private programs’ investors received aggregate distributions in excess of their original investment.

26.                       We note in Table III that Cornerstone Realty Fund, LLC had cash deficiencies before special items from 2001 — 2005.  Please advise us as to what consideration was given to discussing your distributions in comparison to cash flow from operating activities for your programs in which the distributions exceeded operating cash flow, identifying the alternative source of the distributions.

Response:              In response to the Staff’s comment, the Company revised its disclosure to include a new subsection titled, “Prior Performance Summary—Adverse Business Developments or Conditions.”  The Company’s new disclosure states:

Cornerstone Realty Fund, LLC experienced net losses in 2001 and 2002, which were the first two years of its offering.  As this program was a blind-pool offering with no prior operations or real estate assets before its offering, early net losses were not unexpected due to the high general and administrative expenses of being a public company and the relative small amount of real estate assets acquired during the early stages of a program’s investment cycle.

In addition, the cash flow from the operations of Cornerstone Realty Fund were insufficient to fund all of the distributions paid to its investors in 2003, 2004 and 2005.  A portion of the distributions paid in those years was funded by the sponsor of the fund (without any obligation on the part of the fund to repay the sponsor), another portion consisted of a return of investor capital and the remainder was funded from cash flow from operations, all as shown in Table III on page P-4.  Cornerstone Realty Fund paid distributions in excess of cash flow from operations because it believed that its investors desired a stable dividend yield and that its future cash flows from operations would be sufficient over the long term to maintain that yield.  However, as is common during the early stages of blind pool real estate funds, distributions that constituted a return of capital reduced the funds otherwise available to Cornerstone Realty Fund for the acquisition of properties, which could reduce the overall return of its investors.  As of the date of this prospectus, our advisor believes that there have been no other major adverse business developments or conditions experienced by any prior program that would be material to investors in this offering.

27.                             Please revise to explain in more detail how the private programs presented greater risk to the investor than your current investment objectives.

Response:              As referenced in the Company’s response to prior comment no. 22, the Company believes that the investment objectives of the eight prior programs and the current program are similar.  Although the investment objectives are similar, the types of targeted industrial properties differ.  The eight prior private programs invested solely in value-added properties and the current program intends to invest in a mix of core plus, value-added and opportunistic properties.  The Company intends to invest a minimum of 50% of the Company’s long-term stabilized asset portfolio in core plus properties, which reflect lower risk profiles and the remainder in value-added and opportunistic properties, which reflect higher risk profiles, with the flexibility to invest a maximum of 20% of its assets in mortgages and other real estate-related securities. The Company believes that on a blended basis its intended investments and the eight prior programs’ assets will represent similar risk profiles at the overall portfolio level.

28.                             In the penultimate paragraph, you state that “[a]s of the date of this prospectus, our advisor believes that there have been no major adverse business developments or conditions experienced by any prior program that would be material.”  Please expand this disclosure in light of the net losses from operations disclosed in Table III and Table IV.

Response:              The Company revised its prior performance summary disclosure to include a new caption titled, “Adverse Business Developments or Conditions.”  As stated in the Company’s response to the Staff’s comment no. 26, the Company revised its disclosure to describe the challenges faced by the Cornerstone Realty Fund, LLC offering.

Financial Statements

Note 1 — Organization, page F-4

29.                             Please revise to disclose the fiscal year-end that you have adopted.

Response:              The Company revised Note 1 to disclose its December 31 fiscal year-end.

Prior Performance Tables, page P-1

30.                             You disclose that your prior performance tables present information regarding private placement programs previously sponsored by affiliates of the advisor.  However, we note that your tables also present information regarding one public program, Cornerstone Realty Fund, LLC.  Please expand your introduction to the prior performance tables to discuss Cornerstone Realty Fund, LLC.  Please include the factors you considered in making the determination that the public program had similar investment objectives to yours, as disclosed on page 76.

Response:              As requested, the Company revised the introduction to the prior performance tables to include the prior public program and disclose that its investment objectives are similar.  Although the prior public program, Cornerstone Realty Fund, LLC, invested in core, debt-free properties and maintained a lower risk profile, it shared the same investment objectives of the current program, which focus on capital growth and current income.

Table I — Experience in Raising and Investing Funds, page P-2

31.                             Please revise the table to present the amount available for investment on a percentage basis.  For reference please see Appendix II of Industry Guide 5.

Response:              The Company revised the table to include a separate line item presenting the amount available for investment on a percentage basis.

Table V — Sales or Disposals of Properties for the Period January 1, 1999 through December 31, 2005, page P-6

32.                             We note that you have included a table representing the results of completed programs for the period January 1, 1999 through December 31, 2005 on page P-6.  Please tell us your basis for including this table as Table V - Sales or Disposals of Properties.

Response:              Per the Staff’s request, the Company revised the title of this prior performance table to reflect “Sales or Disposals of Properties.”  The Company included this table in Cornerstone Core Properties REIT, Inc. and again included the table here because the Company believes the information is material to an investment decision.  Although all of the sales information in this table and some of the information in the table used in the Cornerstone Core Properties REIT prospectus are not within the three-year threshold specified by Appendix II of Industry Guide No. 5, the prior sales information is the only material sales information available to investors. The Company believes that the sales information is as material to an investor in this program as it was when reviewed by Staff in connection with the offering of Cornerstone Core Properties REIT, Inc.

33.                             We note that this table includes properties from the 8 private programs disclosed on page 76 that had investment objectives that were different from yours.  Please indicate the different investment objectives in a footnote,

Response:              The Company revised its prior performance summary disclosure confirming that the eight prior private programs’ investment objectives are similar to the current program.  Therefore, the Company did not include a footnote describing any differences.

34.                             You disclose on page 76 that Cornerstone and its affiliates have sponsored 8 privately offered real estate limited partnerships and that those programs acquired a total of 11 properties, You also disclose that all of those properties were sold in their entirety as of December 31, 2002, However, we note that you have only included 10 properties in this additional table, In this regard, please tell us why you have not included the 11th property.

Response:              The Company revised its “Prior Performance Summary-Private Programs” disclosure to confirm that the eight prior private programs acquired a total of 10 not 11 properties.

Table VI — Acquisitions of Properties by Programs for the Period January 1, 2003 through December 31, 2005, page II-6

35.                             You disclose on page 76 that Cornerstone Realty Fund, LLC program acquired a total of five properties and that two of the properties are located near Chicago, Illinois and three of the properties are located in Southern California.  However, we note that you have included a property in this table that is located in Arizona.  Please clarify the discrepancy in your disclosures and revise, if necessary.

Response:              The Company revised and updated the prior performance summary in the body of the prospectus to include all appropriate properties, including the Tempe, Arizona property.

As counsel to the Company, we greatly appreciate the Staff’s assistance in timely processing this filing.  If you should have any questions about this letter or require any further information, please call Neil Miller at (202) 861-3860 or me at (919) 786-2002.

Very truly yours,

DLA Piper US LLP

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner

Cc:	Daniel Gordon, Accounting Branch Chief
Jessica Barberich, Staff Accountant
Terry Roussel, Cornerstone Institutional Growth REIT, Inc.